

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

<u>Via E-mail</u>
Mr. Shawn E. Leon
Chief Executive Officer
Greenestone Healthcare Corporation
5734 Yonge Street, Suite 300,
North York, Ontario, Canada M2M 4E7

Re: **Greenestone Healthcare Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 000-15078

Dear Mr. Leon:

     We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information in the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Joel Parker

     Joel Parker
     Accounting Branch Chief